Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF FEBRUARY 4,  2013

DATE, TIME AND PLACE:  On February 4, 2013 at 11:30 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 2nd Floor, Room 212, in the city and state of São Paulo.

CHAIR:    Iran Siqueira Lima.

QUORUM:   The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following due examination of the account statements for the fiscal year 2012, the Fiscal Councilors resolved to register the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., in the use of their duties as provided for in law and in the articles of incorporation, have examined the Management Report and Financial Statements for the fiscal year ended on 12.31.2012. Based upon the examinations made, and in accordance with the report presented by PricewaterhouseCoopers Auditores Independentes, with no exception, they are of opinion that such documents reflect appropriately the economic, financial and proprietary condition of the Company and may be submitted to consideration and approval by the Shareholders.”

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed.   São Paulo-SP, February 4, 2013. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros  – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer